UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

DEEP WELL OIL & GAS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

243798 10 5
(CUSIP Number)

Malik Youyou
Sadovnicheskeya nab 69, Moscow, 115035 Russia
7 495 725 4455
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 243798 10 5

1	NAMES OF REPORTING PERSONS: Malik Youyou

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

FRANCE

	7	SOLE VOTING POWER:

NUMBER OF		124,586,406*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		124,586,406*

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

124,586,406*

* Mr. Malik Youyou beneficially owns 124,586,406 shares of common stock of Deep Well Oil & Gas, Inc. (“Deep Well”).  Of such shares, Mr. Youyou directly owns (i) 61,717,900 shares of common stock and (ii) presently exercisable warrants to acquire 56,709,725 shares of common stock of Deep Well. In addition, Mr. Youyou indirectly owns 6,158,781 shares of common stock of Deep Well through Westline Enterprises Limited, a corporation of which Mr. Youyou is the sole stockholder.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

64.6% **

** As of November 9, 2010 Deep Well has 136,059,971 issued and outstanding shares of common stock. Taking into effect that Mr. Youyou directly and indirectly currently has 67,876,681 shares of common stock of Deep Well and only if Mr. Youyou exercises all of his warrants to acquire an additional 56,709,725 shares of Deep Well’s common stock, Mr. Youyou would have 64.6% of the issued and outstanding common stock of the Deep Well. Mr. Youyou has not exercised any warrants as of the date of this report.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

This Amendment No. 4 amends the Schedule 13D filed with the Securities and Exchange Commission on November 20, 2008 and amended on March 18, 2008, July 1, 2008 and August 19, 2008 (such Schedule 13D, as amended, the “Original 13D”). Unless otherwise stated herein, the Original 13D remains in full force and effect.  Terms used therein and not defined herein shall have the meanings given to them in the Original 13D. This Amendment No. 4 amends and restates in there entirely Items 3, 4, 5 and 6 of the Original 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

On June 22, 2010, 8,333,333 common stock warrants, previously granted to Mr. Youyou pursuant to a subscription agreement dated June 22, 2007, expired unexercised.

Pursuant to a subscription agreement dated November 9, 2010, we closed a private placement with Mr. Youyou (the “Subscriber”) of an aggregate of 28,571,428 units (“Units”) at a price of US$0.07 per Unit, for total gross proceeds of US$2,000,000. Each Unit is comprised of one (1) common share (“Common Share”) and one (1) Common Share purchase warrant (“Whole Warrant”). Each Whole Warrant entitles Mr. Youyou to purchase one (1) Common Share at a price of US$0.105 per Common Share for a period of three years from the date of closing, provided that if the closing price of the Common Shares of the Corporation on the principal market on which our shares trade is equal to or exceeds US$1.00 for thirty (30) consecutive trading days, the warrant term shall automatically accelerate to the date which is thirty (30) calendar days following the date that written notice has been given to the warrantholder. The Whole Warrants expire on November 9, 2013. The units were issued pursuant to Regulation S under the Securities Act of 1933, as amended.

ITEM 4.	PURPOSE OF TRANSACTION.

Mr. Youyou acquired the Units for investment purposes in a private offering from Deep Well, as stated in Item 3 above. Except as disclosed below, Mr. Youyou does not have any plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of Deep Well, or the disposition of securities of Deep Well;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Deep Well or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of Deep Well or any of its subsidiaries;

(d)	any change in the present board of directors or management of Deep Well, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of Deep Well;

(f)	any other material change in Deep Well business or corporate structure;

(g)	changes in Deep Well's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Deep Well by any person;

(h)
causing a class of securities of Deep Well to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of Deep Well becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

Notwithstanding the foregoing, in connection with Mr. Youyou’s acquisition of the Units reported hereunder, The Board of Directors of Deep Well added Mr. Youyou to the Board of Directors. Mr. Youyou accepted the position on August 20, 2008.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	See Page 2.

(b)	See Page 2.

(c)	There are no open market transactions to be recorded since the last published Schedule 13D amendment

Transaction Date	Number of Shares Acquired	Price Per Share	Method of Transaction	Indirect (I) or Direct (D)
None	None

(d)
No person is known to Mr. Youyou to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any of the common shares of Deep Well beneficially held by Mr. Youyou.

(e)	N/A

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as provided in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Youyou and any other person with respect to any securities of Deep Well.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 18, 2010
Date

/s/ Malik Youyou
Signature

Malik Youyou
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).